
07005550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - ~~81858~~ 44373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seaboard Securities, inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony DiGiovanni 973-514-1500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Anthony DiGiovanni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaboard Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORRAINE E. NOACK
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Oct. 17, 2011

Lorraine E. Noack 2/28/07
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaboard Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2006

SEABOARD SECURITIES, INC.

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition December 31, 2006	3
Statement of Operations Year Ended December 31, 2006	4
Statement of Changes in Stockholders' Equity Year Ended December 31, 2006	5
Statement of Changes in Subordinated Borrowings Year Ended December 31, 2006	6
Statement of Cash Flows Year Ended December 31, 2006	7
Notes to Financial Statements	8-14
Supplemental Schedule Required By Rule 17a-5 of the Securities Exchange Act of 1934:	
I - Computation of Net Capital Under Rule 15c3-1 December 31, 2006	15-16
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	17-18



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Report of Independent Public Accountants

To the Board of Directors
Seaboard Securities, Inc.

We have audited the accompanying statement of financial condition of Seaboard Securities, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Securities, Inc. as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating loss, cash deficiency from operating activities and other matters raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also discussed in Note 1. The financial statements do include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 28, 2007

SEABOARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 488,316
Receivables from clearing organizations	2,455,113
Securities owned	309,897
Arbitration awards receivable	42,500
Other assets	612,469
Total	$3,908,295

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$1,292,830
Securities sold but not yet purchased	29,020
Other liabilities	468,804
Total liabilities	1,790,654
Subordinated borrowings	1,000,000
Commitments and contingencies	
Stockholders' equity:	
Preferred stock; various series; at aggregate redemption value and liquidation preference	2,285,000
Common stock, at stated value; 15,000 shares authorized; 200 shares issued	65,200
Additional paid-in capital	1,457,746
Accumulated deficit	(2,571,105)
Less treasury stock, 100 shares of common stock, at cost	(119,200)
Total stockholders' equity	1,117,641
Total	$3,908,295

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commissions	$25,662,211
Gain on principal transactions	1,674,839
Arbitration award income	29,250
Other income	104,578
Total	27,470,878
Expenses:	
Compensation and benefits	22,542,121
Clearing and floor brokerage	1,201,006
Regulatory fees and expenses	102,063
Communications	592,315
Occupancy and equipment rental	433,610
General and administrative	3,045,845
Total	27,916,960
Net loss	$ (446,082)

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Preferred Stock														Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Total
	Series A		Series B		Series D		Series P		Series S		Series T		Series Z								
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	
Balance, January 1, 2006	20	$200,000	128.50	$1,285,000	20	$200,000	5	$50,000	25	$250,000	10	$100,000	40	$400,000	200	$65,200	$1,457,746	$(2,125,023)	(100)	$(119,200)	$1,763,723
Redemption of preferred stock	(20)	(200,000)																			(200,000)
Net loss	—		—		—		-		—		—		—		—			(446,082)	—		(446,082)
Balance, December 31, 2006	-	$ -	128.50	$1,285,000	20	$200,000	5	$50,000	25	$250,000	10	$100,000	40	$400,000	200	$65,200	$1,457,746	$(2,571,105)	(100)	$(119,200)	$1,117,641

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings, January 1, 2006	$ -
Issuance of subordinated notes	1,000,000
Subordinated borrowings, December 31, 2006	$1,000,000

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net loss	$ (446,082)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	41,057
Changes in operating assets and liabilities:	
Receivables from clearing organizations	(1,453,552)
Securities owned	331,365
Arbitration awards receivable	306,750
Other assets	(149,289)
Accounts payable and accrued expenses	181,415
Securities sold but not yet purchased	(33,098)
Payable to clearing organization	(66,470)
Other liabilities	273,801
Net cash used in operating activities	(1,014,103)
Investing activities - purchase of equipment, furniture and leasehold improvements	(51,696)
Financing activities:	
Redemption of preferred stock	(200,000)
Proceeds from subordinated borrowings	1,000,000
Net cash provided by financing activities	800,000
Net decrease in cash and cash equivalents	(265,799)
Cash and cash equivalents, beginning of year	754,115
Cash and cash equivalents, end of year	$ 488,316

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Seaboard Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Basis of presentation:

As shown in the accompanying financial statements, the Company incurred a net loss of $446,082 and a cash deficiency from operating activities of $1,014,103 during the year ended December 31, 2006 and, as of that date, had an accumulated deficit of $2,571,105. In addition, during the year, the Company needed proceeds from subordinated borrowings in order to meet its required minimum net capital. The Company is party to various legal actions and while the Company is vigorously defending itself against these actions, an unfavorable outcome of any of these actions could have a material adverse effect on the Company's financial condition, results of operations or cash flows. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management's plan with respect to these matters is to issue preferred stock to its current or future stockholders. The ability of the Company to continue as a going concern is dependent on the plan's success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income, and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market value and unrealized gains and losses are included in results of operations. Realized gains and losses are determined on a first-in, first-out basis.

Cash equivalents:

Cash equivalents are investments in money market funds.

SEABOARD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies (concluded):

Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using straight-line and accelerated methods over the estimated useful lives of the assets or term of the lease.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from clearing organizations consist predominately of commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the Ordinary course of business. A summary of those positions as of December 31, 2006 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$309,397	$29,020
Other	500	
Totals	$309,897	$29,020

SEABOARD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are included in other assets as of December 31, 2006 and consist of the following:

	Estimated Useful Life	Amount
Computer equipment	5 years	$375,750
Furniture and fixtures	5 years	7,302
Leasehold improvements	10 years	35,645
		418,697
Less accumulated depreciation and amortization		297,918
Totals		$120,779

Note 4 - Payable to clearing organization:

The payable to clearing organization is primarily comprised of margin obligations, which are collateralized by securities owned by the Company.

Note 5 - Income taxes:

At December 31, 2006, deferred tax assets and liabilities attributable to the Company's temporary differences, and a related valuation allowance, were as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$582,000
State and city net operating loss carryforwards	227,000
Fixed assets	22,000
Total gross deferred tax assets	831,000
Deferred tax liabilities - state taxes	(79,000)
Total	752,000
Valuation allowance	(752,000)
Net deferred tax assets	$ -

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $1,710,000 Federal income tax reporting purposes and $2,523,000 for state and local income tax reporting purposes that expire at various dates through 2026. Due to the significant uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded an equivalent valuation allowance. As a result of the increase in the valuation allowance of $248,000 during 2006 (which includes an adjustment for an underaccrual from the prior year), there are no deferred income taxes reflected in the accompanying statement of operations.

Note 6 - Savings plan:

The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions. No contributions were made by the Company in 2006.

Note 7 - Commitments and contingencies:

Operating leases:

The Company leases its office space under operating leases that expire through September 2014. Office leases generally require the Company to pay real estate taxes and maintenance costs. In addition, the Company has a sublease for one of its office locations which requires base rent. The sublease expires on the same date as the related lease in October 2007. Minimum future rental commitments under noncancelable leases, net of sublease rental income, in each of the five years subsequent to December 31, 2006 and thereafter are as follows:

Year Ending December 31,	Leases	Subleases	Total
2007	$ 335,486	$(62,957)	$ 272,529
2008	276,556		276,556
2009	248,374		248,374
2010	192,912		192,912
2011	196,026		196,026
Thereafter	398,280		398,280
Totals	$1,647,634	$(62,957)	$1,584,677

Rent expense under noncancelable operating leases was $398,244 in 2006. Rental income under noncancelable operating leases was $81,103 in 2006.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business related to the Company's brokerage activities. The Company is vigorously defending itself against these actions. The amount of the loss or a range of a possible loss related to these actions cannot be reasonably estimated. In the opinion of management, an unfavorable outcome of any of these actions could have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

During 2006, the Company settled various legal actions in their favor in the amount of $29,250. This amount is included in arbitration awards receivable and arbitration award income as of and for the year ended December 31, 2006.

Note 7 - Commitments and contingencies (concluded):

Litigation (concluded):

Included in other liabilities at December 31, 2006 is $422,030 relating to accrued losses from legal actions that were not settled in the Company's favor.

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Financial instruments with off-balance-sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2006 amounted to $256,515.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Note 8 - Financial instruments with off-balance-sheet risk (concluded):

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 9 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $1,103,436, which was $523,436 in excess of its required net capital of $580,000. The Company's net capital ratio was 1.6 to 1.

Note 10- Preferred stock:

The Company may issue preferred stock in one or more series with the terms and preferences to be determined by the Company's Board of Directors. As of December 31, 2006, the Company was authorized to issue 2,500 shares of Series A preferred stock and 10,000 shares of other preferred stock in various series (B, C, D, P, S, T, U and Z). During 2006, the Company redeemed 20 shares of Series A preferred stock. Each share of Series A, Series B, Series C, Series D, Series P, Series S, Series T, Series U and Series Z preferred is without par value; is nonvoting; has a redemption price (which is subject to certain adjustments) of $10,000 per share - such redemption is at the option of the Company or holders at any time; has a liquidation preference of $10,000 per share; and does not earn any dividends unless declared by the Company's Board of Directors.

At December 31, 2006, there have been no Series C or Series U shares issued.

Note 11- Subordinated borrowings:

At December 31, 2006, the Company has borrowings under a subordination agreement in the amount of $1,000,000 due on March 30, 2008 with interest at 6.75%. Interest is due at maturity but may be prepaid.

The subordinated borrowings, which are unsecured, are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12- Related party transactions:

Included in other assets on the accompanying statement of financial condition is a receivable from a stockholder of $158,742, which resulted from noninterest bearing cash advances.

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Total stockholders' equity		$1,117,641
Add subordinated borrowings allowable in the computation of net capital		1,000,000
Deduct nonallowable assets and charges:		
Receivable from clearing organizations	$297,958	
Arbitration awards receivable	42,500	
Other assets	612,469	(952,927)
Net capital before haircuts on securities positions		1,164,714
Haircuts on securities positions:		
Other - trading and investment securities	46,485	
Other - money market funds	702	
Other - undue concentration	14,091	(61,278)
Net capital		$1,103,436
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$1,292,830
Other liabilities		468,804
Aggregate indebtedness		$1,761,634
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $580,000 minimum dollar net capital requirement)		$ 580,000
Excess of net capital		$ 523,436
Excess of net capital at 1000%		$ 927,273
Ratio of aggregate indebtedness to net capital		1.6 to 1

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2006

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2006:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,037,078
Increase (decrease) in net capital resulting from changes in:		
Haircuts on securities positions	$ (1,263)	
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications	234,367	
Statement of operations changes	(166,746)	66,358
Net capital per above		$1,103,436
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,872,300
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications		(110,666)
Aggregate indebtedness per above		$1,761,634

See Report of Independent Public Accountants.

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2006

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2006:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,037,078
Increase (decrease) in net capital resulting from changes in:		
Haircuts on securities positions	$ (1,263)	
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications	34,367	
Statement of operations changes	33,254	66,358
Net capital per above		$1,103,436
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,872,300
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications		(110,666)
Aggregate indebtedness per above		$1,761,634

See Report of Independent Public Accountants.



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Report of Independent Public Accountants on Internal Control

To the Board of Directors
Seaboard Securities, Inc.

In planning and performing our audit of the financial statements of Seaboard Securities, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 28, 2007

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